SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, April 28, 2011 – Petróleo Brasileiro S.A. - Petrobras announces that the Ordinary and Extraordinary General Meetings held on April 28, 2011, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), approved the following items:

GENERAL ORDINARY MEETING

      I.    Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2010;

    II.    Capital Expenditure Budget for fiscal year 2011, in the amount of R$ 69,800,420,000.00, as detailed below:

(in R$)
Investments	60,734,500,000
Capital increases in subsidiaries and other companies	9,065,920,000
2011 capital budget	69,800,420,000

Investments	48,308,758,235
Capital Increases	9,065,920,000
Own resources	57,374,678,235

Third Party resources	12,425,741,765

Out of the budget, 47.87% will be invested in the Exploration and Production segment, 45.15% in the Downstream segment, 3.930% in the Gas & Energy and 3.05% in other business areas.

   III.    Distribution of results for the fiscal year 2010, as follows:

Destination	2010 (in R$ thousand.)
Net Income for the Period	35,036,488
Legal reserve (5%)	(1,751,824)
Tax Incentive Reserve	(249,501)
Total	33,035,163
Proposed dividends – 35.50% (R$1.03 per share)	11,727,664
Interests on own capital	10,162,324
Dividend	1,565,340
Profits appropriated in the capital	19,043,189

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dividends Payment Schedule:

•          R$ 1,754,815,348.00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, and three hundred and forty eight reais), equivalent to R$ 0.20 (twenty cents) per share, as interest on own capital, paid in May, 31, 2010 based on the shareholding position as of May 21, 2010;

•          R$ 1,754,815,348.00 (one billion, seven hundred and fifty four million, eight hundred and fifteen thousand, and three hundred and forty eight reais), equivalent to R$ 0.20 (twenty cents) per share, as interest on own capital, paid in August 31, 2010 based on the shareholding position as of July 30, 2010;

•          R$ 1,826,229,570.20 (one billion, eight hundred and twenty six million, two hundred and twenty nine thousand, five hundred and seventy reais and twenty cents), equivalent to R$ 0.14 (fourteen cents) per share, as interest on own capital, paid in November 30, 2010 based on the shareholding position as of November 1, 2010;

•          R$ 2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, and three hundred and eighty six reais), equivalent to R$ 0.20 (twenty cents) per share, as interest on own capital, paid in December 30, 2010 based on the shareholding position as of December 21, 2010;

•          R$ 3,782,904,109.70 (three billion, seven hundred and eighty two million, nine hundred and four thousand, one hundred and nine reais and seventy cents), equivalent to R$ 0.29 (twenty nine cents) per share, divided as follow: R$ 0.17 (seventeen cents) as interest on own capital to be paid until April 4, 2011 based on the shareholding position as of March 21, 2011 and, R$ 0.12 (twelve cents) per share as dividends. This payment will be done up to sixty days from the Ordinary General Meeting, based on the shareholding position as of April 28, 2011. This amount shall incur selic interest rate since December 31, 2010

IV.        Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Mr. GUIDO MANTEGA

Mr. LUCIANO GALVÃO COUTINHO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. MÁRCIO PEREIRA ZIMMERMANN

Mr. SERGIO FRANKLIN QUINTELLA

Mr. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Mr. ANTONIO PALOCCI FILHO

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Mr. JORGE GERDAU JOHANNPETER

V.         Election of the Mr. GUIDO MANTEGA as Chairman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI.        Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO – as Member and Mr. PAULO FONTOURA VALLE as deputy.

Mrs. MARISETE FÁTIMA DADALD PEREIRA – as Member and Mr. RICARDO DE PAULA MONTEIRO as deputy.

Ms. CESAR ACOSTA RACH – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO – as Member and Mrs. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Mrs. MARIA LÚCIA DE OLIVEIRA FALCÓN – as Member and Mr. CELSO BARRETO NETO as deputy.

VII. Establishing the global remuneration of the members of the Board of Director and Executive Directors up to R$ 12,078,620.00 (twelve million, seventy eight thousand, six hundred and twenty reais), to the period between April 2010 and March 2011. In the case of the Executive Directors it is considering monthly honorary fees, vacation gratuity, Christmas bonus (13th wage) as well as their profit sharing, housing assistance according to decree nº 3,255 as of 11/19/1999, and, private social security.

Authorizing the Board of Director to determine the individual remuneration of the Executive Directors considering the total cap minus the Board of Directors remuneration

Limiting the monthly income of the members of the Board of Directors and Fiscal Board in 10% of the average monthly income of the Executive Directors, excluding vacation gratuity, Christmas bonus (13th wage), profit sharing, housing assistance, private social security and other benefits.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

GENERAL EXTRAORDINARY MEETING

I. Increase in the Capital Stock through the incorporation of part of tax incentive reserves amounting to           R$ 23 million, increasing the capital stock from R$ 205,357 million to R$ 205,380 million without any change to the number of ordinary and preferred shares pursuant to Article 40, Item III, of the Company's Bylaws, and as a consequence, the modification of the article 4º of the Company’s Bylaws.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.